Exhibit 99.1

Draganfly Announces Second Quarter Results of 2023

Vancouver, BC. August 09, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its second quarter financial results.

Key Financial and Operational Highlights for Q2 2023:

●	Revenue for the second quarter of 2023 was $1,899,039 with product sales of $1,581,358 and drone services of $317,681. This is compared to Q2 revenue in 2022 of $2,370,115 made up of $1,532,984 of product sales and $837,131 from drone services.

●	Gross profit for Q2 2023 was $467,117 down from $1,013,589 for the same period last year primarily driven by less drone services. Gross margin percentage for Q2 2023 was 24.6% compared to 42.8% in Q2 2022. The decrease in gross margin was due to less drone service revenue which tends to have a higher gross margin compared to that of product sales. Gross profit would have been $589,717 and gross margin would have been 31.1% not including a one-time non-cash write down of inventory of $122,600.

●	The Company recorded a comprehensive loss of $6,890,812 in the second quarter of 2023 compared to a comprehensive income of $640,324 in the same period of 2022. The comprehensive loss for the period includes a non-cash change comprised of a write down of inventory of $122,600 and would otherwise have been a loss of $6,768,212. The second quarter of 2022 comprehensive income for the three months ended June 30, 2022, include a gain in fair value of derivative liability of $6,094,438 and would otherwise be a comprehensive loss of $5,454,114. Contributors to the year-over-year increase in loss is decreased gross profit and higher Selling, General, and Administrative expenses.

●	Cash balance on June 30, 2023 of $6,721,124 compared to $7,894,781 on December 31, 2022.

●	Draganfly announced the expansion of its manufacturing capacity to meet anticipated growth in industry demand with a new facility in Saskatoon, Saskatchewan. The new facility in Saskatoon is designed to enable Draganfly to meet the market potential for its products and solutions. It will enable the expanded manufacturing and production of UAV systems and components, including those designed for the Draganfly Heavy Lift and Commander 3 XL drones. The facility enhances core manufacturing, assembly, integration, quality control processes and incorporates efficient design, testing, and inventory management systems that will result in increased capacity and new product production capabilities. This is an addition to the recent launch of Draganfly’s Burnaby facility and the operational commencement of its Texas AIR operations center which has enabled the company to now initiate the construction of our new facility and commence the scaling process.

●	Draganfly entered into an agreement with HEAL-Corp, a Non-Government Organization (“NGO”), and the Ukrainian National Academy of Internal Affairs (the “National Academy”) regarding the development of a training program on the use of drones and their countermeasure systems. Working in conjunction with the National Academy, Draganfly will implement a designed curriculum to be used within the training program. Recently, HEAL-Corp delivered Trauma Resuscitation and Evacuation Casualty Care training to the Ministry of Internal Affairs, showcasing their commitment to assisting in the teaming effort. Drone training on Draganfly systems will be provided to new Ministry of Internal Affairs pilots each year, including but not limited to National Police, National Guard, State Border Guard, select Armed Forces, Special Forces Security, and Emergency Services.

●	Draganfly successfully completed critical training and demonstrations in Ukraine. The training program trained personnel from the Main Department of the State of Emergency Services Cherkasy Region Ukraine, including the fire brigade and demining units. The training provided to DSNS state emergency services personnel included the fire brigade, demining units, and local Rotary officials. This comprehensive training approach aims to equip participants with the necessary expertise to leverage Draganfly’s turnkey de-mining solution.

●	Draganfly expanded its joint UAV operations with its partner DEF-C, a Ukrainian company involved in the civil and defense sectors, focused on flood mitigation and nationwide demining innovations. Kherson Civil Administration and Kherson DSNS Emergency Services, which operate under the Ministry of Interior to support evacuation and flood management in the affected regions, called for assistance. Draganfly completed the real-time situation awareness reconnaissance deployment, which was crucial in supporting safe evacuation efforts and effectively reducing response times. Fifteen flights were immediately conducted across 660 acres using RGB/Multispectral and thermal sensors, and the delegation successfully participated in the Kherson community evacuation of injured and vulnerable populations due to flooding.

●	Draganfly’s drone service team successfully completed a challenging 24/7 monitoring mission for a major critical infrastructure construction project. For a continuous 24/7 period over 33 days, the team conducted live, real-time monitoring with specialized sensors on a high-risk section of underground pipeline drilling, which required the drone services team to be active on-site and operating at all times. Utilizing specialized thermal imaging sensors, the mission was to monitor and identify emerging ground disturbances, gather and analyze data in real time, and promptly report the size and precise location of any disturbances to the client’s team, enabling them to respond and act quickly. As a result of the Draganfly service team’s innovative technology implementation, they identified and reported disturbances that were then successfully mitigated. The operations crew minimized incidental, legal, and reputational costs for our client while ensuring on-site safety for workers.

●	Draganfly was granted the Transport Canada Special Flight Operations Certificate (SFOC) for Beyond Visual Line of Sight (BVLOS) and operations above 400 feet as part of its ongoing commitment to support wildfire suppression. This authorization grants the ability to cover extensive regions and rapidly deploy drones, crucial in providing essential data and facilitating early identification. These drones’ real-time information will help firefighters identify and manage hotspots while ensuring communities remain safe.

●	Draganfly introduced its new Precision Delivery System as the world’s first drone to be the official flag bearer during its attendance at the World Police and Fire Games (WPFG) in Winnipeg, Manitoba. Draganfly’s Precision Delivery System was granted a Special Flight Operations Certificate (SFOC) for a Remotely Piloted Aircraft System (RPAS). The SFOC-RPAS authorization signifies that Draganfly’s technology has met stringent safety and operational standards, granting the Company permission to conduct drone flights beyond the confines of basic or advanced operations. Integrated with Draganfly’s Commander 3 XL drone, the Precision Delivery System provides a drop-down winch system for safe and precise delivery, a quick-release delivery box for efficient unloading, and POV cameras for enhanced situational awareness. This advanced system combines cutting-edge technology and precision engineering, providing unmatched efficiency, speed, and reliability for delivering vital supplies and equipment to first responders on the front lines.

●	Draganfly developed the Starling X.2 drone digital display messaging platform for partner Promo Drone, a San Diego-based digital display drone company. With its innovative features and capabilities, the Starling X.2 will offer versatile rapid-response messaging and aerial advertising to communicate and promote in various sectors, including public safety, emergency response, outdoor events, advertising, marketing, and fan-centric experiences.

●	Draganfly’s drone technology was put on display during the Canada Day celebrations at the Canada Aviation and Space Museum in Ottawa, Ontario. Visitors to the Canadian Achievements Drone Zone exhibit were able to see Draganfly’s latest cutting-edge drone technology, the Heavy Lift Drone and Commander 3 XL.

Draganfly will hold a shareholder update and earnings call on August 9, 2023, at 2:30 p.m. PDT / 5:30 p.m. EDT. Registration for the call can be done here: https://bit.ly/3OiOXjz

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended June 30, 2023 and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR at www.sedar.com and filed on EDGAR at www.sec.gov.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Total revenues	$1,899,039	$2,370,115	$3,500,525	$4,414,677
Gross Profit (as a % of revenues) (1)	24.6%	42.8%	26.0%	41.4%
Net income (loss)	(6,908,964)	475,315	(13,976,590)	(5,729,020)
Net income (loss) per share ($)
- Basic	(0.16)	0.01	(0.36)	(0.17)
- Diluted	(0.16)	0.01	(0.36)	(0.17)
Comprehensive income (loss)	(6,890,812)	640,324	(13,987,807)	(5,652,170)
Comprehensive income (loss) per share ($)
- Basic	(0.16)	0.02	(0.36)	(0.17)
- Diluted	(0.16)	0.02	(0.36)	(0.17)
Change in cash and cash equivalents	$(6,647,812)	$(3,355,056)	$(1,173,657)	$(6,853,867)

(1)	Gross Profit (as a % of revenues) would have been 31.1% and 31.7% not including a one-time non-cash write down of inventory for $122,600 and $199,647 respectively for the three and six month period ending June 30, 2023.

The net income (loss) and comprehensive income (loss) for the three and six months ended June 30, 2023, includes non-cash changes comprised of a change in fair value of derivative liability of $nil and $57,314, a write down of inventory of $122,600 and $199,647 respectively. The net income (loss) and comprehensive income (loss) for the three and six months period ended June 30, 2023 would otherwise have been a loss of $6,786,364 for the net income (loss), and a loss of $6,768,212 for the comprehensive income (loss), and a loss of $13,834,257 for the net income (loss), and a loss of $13,845,474 for the comprehensive income (loss), respectively.

As at	June 30, 2023	December 31, 2022
Total assets	$12,662,622	$14,638,533
Working capital	7,513,011	10,168,800
Total non-current liabilities	602,526	249,740
Shareholders’ equity	$8,748,400	$11,040,881

Number of shares outstanding	43,339,962	34,270,579

	2023 Q2	2023 Q1	2022 Q2
Revenue	$1,899,039	$1,601,486	$2,370,115
Cost of goods sold (2)	$(1,431,922)	$(1,158,052)	$(1,356,526)
Gross profit (3)	$467,117	$443,434	$(1,013,589)
Gross margin – percentage	24.6%	27.7%	42.8%
Operating expenses	$(7,234,035)	$(7,608,133)	$(7,176,445)
Operating income (loss)	$(6,766,918)	$(7,164,699)	$(6,162,856)
Operating loss per share - basic	$(0.16)	$(0.21)	$(0.19)
Operating loss per share - diluted	$(0.16)	$(0.21)	$(0.19)
Other income (expense)	$(142,046)	$97,073	$6,638,171
Change in fair value of derivative liability (1)	$-	$57,314	$6,094,438
Other comprehensive income (loss)	$18,152	$(29,369)	$165,009
Comprehensive income (loss)	$(6,890,812)	$(7,096,995)	$640,324
Comprehensive income (loss) per share - basic	$(0.16)	$(0.20)	$0.02
Comprehensive income (loss) per share - diluted	$(0.16)	$(0.20)	$0.02

(1)	Included in other income (expense).
(2)	Cost of goods sold would have been $1,309,322 not including a one-time non-cash write down of inventory for $122,600 for Q2 2023.
(3)	Gross profit would have been $589,717 not including a one-time non-cash write down of inventory for $122,600 for Q2 2023.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the Company’s expansion of its manufacturing capacity to meet demand with a new facility in Saskatoon, Saskatchewan; the Company entering into an agreement with HEAL-Corp and the Ukrainian National Academy of Internal Affairs regarding the development of a training program on the use of drones and their countermeasure systems; the Company expanding its joint UAV operations with its partner DEF-C, a Ukrainian company involved in the civil and defense sectors, focused on flood mitigation and nationwide demining innovations;  the Company introducing its new Precision Delivery System as the world’s first drone to be the official flag bearer during its attendance at the World Police and Fire Games in Winnipeg, Manitoba; The Company developing the Starling X.2 drone digital display messaging platform with its partner Promo Drone, a San Diego-based digital display drone company; and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.